UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 1 to the annual report on Form 18-K for the fiscal year ended December 31, 2022 (the “Annual Report”) is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the Annual Report on Form 18-K, including any future amendments, is intended to be incorporated by reference into CEB’s prospectus dated October 30, 2020 and any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this Annual Report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The Annual Report is hereby amended as follows:

1.	Exhibit 3 is hereby amended by replacing the text in the “Capitalization and Indebtedness” section with the text under the caption “Capitalization and Indebtedness” on page 4 hereof; and

2.	Exhibit 5 hereto, entitled “Half-Year Report: Condensed Interim Financial Statements as at 30 June 2023”, is added to the Annual Report.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the CEB’s capitalization and indebtedness as of June 30, 2023. It does not otherwise give effect to any transaction since that date. Since June 30, 2023, there has been no material change in the capitalization of CEB except for the following issuances:

•	Under the CEB’s U.S. SEC-Registered Debt Program: CAD 300 million (approximately EUR 207 million based on the exchange rate at the time of issuance) 4.570% Notes due January 13, 2027.
•	Under the CEB’s Euro Medium Term Note Program: HKD 300 million (approximately EUR 35 million based on the exchange rate at the time of issuance) 3.930% Notes due July 5, 2027, HKD 250 million (approximately EUR 29 million based on the exchange rate at the time of issuance) 4.370% Notes due January 4, 2027, EUR 1 billion 3.125% Notes due September 13, 2028 and GBP 250 million (approximately EUR 289 million based on the exchange rate at the time of issuance) 1.250% Notes due September 15, 2026.
•	Under the CEB’s Australian and New Zealand Dollar Medium Term Note Program: AUD 40 million (approximately EUR 24 million based on the exchange rate at the time of issuance) 5.137% Notes (Social Inclusion Bonds) due October 12, 2038.
•	Under the CEB’s Euro Commercial Paper Program: approximately EUR 190 million (based on the exchange rate as at October 19, 2023) issued since June 30, 2023 and outstanding as of October 19, 2023.

As of June 30, 2023
(unaudited) (in thousands of euros)
Short-term Debt(1)	7,135,101
Long-term Debt(2)	23,465,066
Equity
Capital(3)
Subscribed	5,579,046
Uncalled	(4,954,771)
Called	624,275
General Reserve(4)	2,786,051
Gains or losses recognized directly in equity	(5,715)
Net profit	54,593
Total Equity	3,459,204
Total Capitalization(5)	26,924,270

(1)	See “Financial Review—Balance Sheet—Funding” in the Annual Report. Consists of current portion of long-term debt plus existing debt securities with a maturity of less than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives.
(2)	See “Financial Review—Balance Sheet—Funding” in the Annual Report. Consists of non-current portion of debt securities with a maturity of more than one year as of the issue date, excluding accrued interest and value adjustment of debt securities hedged by derivatives. None of the CEB’s debt is guaranteed by other parties or secured.
(3)	See “Capital Structure—Subscribed, Called and Uncalled Capital” in the Annual Report.
(4)	The CEB’s general reserve represents retained earnings and a portion of the contributions paid in by new Member States upon accession. See “Capital Structure—Reserves” in the Annual Report.
(5)	Total capitalization consists of long-term debt and total equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Paris, France on October 23, 2023.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Jacques Mirante-Péré
	Name:	Jacques Mirante-Péré
	Title:	Chief Financial Officer

By:	/s/ Rafael Ruisanchez Capelastegui
	Name:	Rafael Ruisanchez Capelastegui
	Title:	Chief Risk Officer

EXHIBIT INDEX

Exhibit Number	Description
5.	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2023